UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       GLOBAL AGRI-MED TECHNOLOGIES, INC.
                 (Name of small business issuer in its charter)

                           Common Stock, no par value
                         (Title of Class of Securities)


                                  __37934V104__
                                 (CUSIP Number)


                              Scantek Medical, Inc.
                                  4B Wing Drive
                             Cedar Knolls, NJ 07927
                            (tel. No. (973)401-0434)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 26, 2005
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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

  CUSIP No. 00764U109
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Scantek Medical, Inc.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               1,407,031
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             N/A
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     1,407,031
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     N/A
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,407,031
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     16.66%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------


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

Item 1.  Security and Issuer

         The title of the class of equity securities of Global Agri-Med Technologies, Inc., a New Jersey corporation (the "Company"), to which this statement relates is the Company's Common Stock, no par value per share (the "Common Stock"). The address of the principal executive office of the Company is 400 Grove Street, Glen Rock, New Jersey 07452.

Item 2.  Identity and Background

         (a)      The Reporting Person is Scantek Medical, Inc.

         (b)      The state of Scantek Medical, Inc.'s organization is Delaware.

         (c) The business address of Scantek Medical, Inc., is 4B Wing Drive, Cedar Knolls, NJ 07927.

         (d) Scantek Medical, Inc., is a public company. Its principal business consists of developing, manufacturing, selling and licensing of products and devices to assist in the early detection and diagnosis of disease.

         (e) During the last five years, neither Scantek Medical, Inc., nor any of the directors or officers of Scantek Medical, Inc., have been convicted in a criminal proceeding.

         (f) During the last five years, neither Scantek Medical, Inc., nor any of the directors or officers of Scantek Medical, Inc., were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      N/A

Item 3.  Source and Amount of Funds or Other Consideration

         1,407,031 shares of Common Stock which are included in this statement were issued to Scantek Medical, Inc., in connection with the distribution agreement Scantek Medical, Inc., entered into with the Company.

Item 4.  Purpose of Transaction

         Scantek Medical, Inc., acquired the shares of Common Stock for investment purposes and holds the shares of Common Stock for investment purposes. From time to time, Scantek Medical, Inc., may acquire additional shares of Common Stock or dispose of some or all shares of Common Stock owned by Scantek Medical, Inc.


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

         Scantek Medical, Inc., has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, Scantek Medical, Inc., is the holder of 1,407,031 shares of Common Stock, or 16.66% of the Company's issued and outstanding shares of Common Stock.

         (b) Scantek Medical, Inc., has the power to direct the vote and the power to direct the disposition of the 1,407,031 shares of Common Stock that it beneficially owns.

         (c)      Not Applicable.

         (d) No person or entity other than Scantek Medical, Inc., is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable

Item 7.  Material to be filed as Exhibits

         Not Applicable

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2005

                                               Scantek Medical, Inc.,


                                               By: /s/ Dr. Zsigmond L. Sagi
                                                   --------------------------
                                                   Dr. Zsigmond L. Sagi, CEO


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